Calculation of the Registration Fee

Title of Each Class of Securities	Maximum Aggregate Offering
Offered	Price	Amount of Registration Fee(1)(2)
Notes	$232,000	$9.12

(1) Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

(2) Pursuant to Rule 457(p) under the Securities Act of 1933, filing fees have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-134553) filed by Lehman Brothers Holdings Inc. and the other Registrants thereto on May 30, 2006, and have been carried forward, of which $9.12 is offset against the registration fee due for this offering and of which $535,006.01 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Filed Pursuant to Rule 424(b)(2)
Registration No. 333-134553

PRICING SUPPLEMENT NO. 874

(To prospectus dated May 30, 2006 and prospectus supplement dated May 30, 2006)

U.S.$232,000

LEHMAN BROTHERS HOLDINGS INC.

MEDIUM-TERM NOTES, SERIES I

FX-Linked Notes

Due June 30, 2011

Because these notes are part of a series of Lehman Brothers Holdings’ debt securities called Medium-Term Notes, Series I, this pricing supplement should also be read with the accompanying prospectus supplement, dated May 30, 2006 (the “MTN prospectus supplement”) and the accompanying prospectus dated May 30, 2006 (the “base prospectus”).  Terms used here have the meanings given to them in the MTN prospectus supplement or the base prospectus, unless the context requires otherwise.

General:

•             Additional Amount: A single U.S. dollar amount equal to (1) the principal amount of the notes multiplied by the product of the Participation Rate and the Currency Return, if the Currency Return is greater than zero or (2) zero, if the Currency Return is equal to or less than zero.

•             Settlement Rate: The Reference Exchange Rate on the Valuation Date determined by the Calculation Agent in accordance with the Settlement Rate Option (as defined in “Description of the Notes” below) subject to the occurrence of a Disruption Event (as defined in “Description of the Notes” below).

•             Participation Rate: 145%

•             Reference Exchange Rate: The spot exchange rates for the EUR quoted against the U.S. dollar, expressed as the number of USD per one EUR.

•             Currency Return: A quotient, the numerator of which is the difference of the Initial Reference Currency Rate minus the Settlement Rate and the denominator of which is the Initial Reference Currency Rate.

•             Initial Reference Currency Rate: 1.5567

•             Senior unsecured obligations of Lehman Brothers Holdings Inc.

•             CUSIP: 5252M0GC5

•             ISIN: US5252M0GC51

•             The notes are designed for investors who wish to hold a long position in the U.S. dollar (USD) relative to the Euro (EUR).

•             Maturity Date: June 30, 2011

•             Valuation Date: June 27, 2011; provided that, upon the occurrence of a Disruption Event (as defined in “Description of the Notes” below), the Valuation Date may be postponed (as described in “Description of the Notes” below).

•             The notes are 100% principal protected if held to maturity.

•             Denominations: U.S.$1,000 and integral multiples of U.S.$1,000 in excess thereof.

•             Lehman Brothers Holdings Inc. is rated A1 by Moody’s, A by Standard & Poor’s and A+ by Fitch. A credit rating reflects the creditworthiness of Lehman Brothers Holdings Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Payments:

•             No interest payments during the term of the notes.

•             Redemption Amount: For each note, a single U.S. dollar payment on the Maturity Date equal to the principal amount of the notes plus the Additional Amount, if any, which payment is linked to the Currency Return.

Investing in the notes involves risks.  Risk Factors begin on page S-4 of the MTN prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or any accompanying prospectus supplement or prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note	Total
Public offering price(1)	100.000%	U.S.$232,000.00
Underwriting discount(2)	3.0%	U.S.$6,960.00
Proceeds to Lehman Brothers Holdings Inc.	97.0%	U.S.$225,040.00

(1) The price to public includes the cost of hedging the Issuer’s obligations under the notes through one or more of the Issuer’s affiliates, which includes the Issuer’s affiliates expected cost of providing such hedge as well as the profit such affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

(2) Lehman Brothers Inc. will receive commissions equal to $30.00 per $1,000 principal amount, or 3.00%, and may use all or a portion of these commissions to pay selling concessions or fees to other dealers. Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to any hedges.

The notes are expected to be ready for delivery in book-entry form only through The Depository Trust Company on or about June 30, 2008.

Lehman Brothers Inc., a wholly owned subsidiary of Lehman Brothers Holdings, makes a market in Lehman Brothers Holdings’ securities.  It may act as principal or agent in, and this pricing supplement may be used in connection with, those transactions.  Any such sales will be made at varying prices related to prevailing market prices at the time of sale.

LEHMAN BROTHERS

June 25, 2008

SUMMARY INFORMATION — Q&A

This summary highlights selected information from this pricing supplement, the MTN prospectus supplement and the base prospectus to help you understand the notes. You should carefully read this pricing supplement, the MTN prospectus supplement and the base prospectus to understand fully the terms of the notes and the tax and other considerations that are important to you in making a decision about whether to invest in the notes. You should pay special attention to the “Risk Factors” section on page S-4 of the MTN prospectus supplement to determine whether an investment in the notes is appropriate for you.

What are the notes?

The notes will be a series of our senior debt that measures the performance of the U.S. dollar (USD) relative to the Euro (EUR).

The notes will rank equally with all other unsecured debt of Lehman Brothers Holdings Inc., except subordinated debt, and will mature on June 30, 2011 (or if such day is not a New York business day, the next succeeding New York business day).

What payments will I receive on the notes before maturity?

None. Unlike ordinary debt securities, the notes do not pay interest before maturity.

What will I receive if I hold the notes until the stated maturity date?

We have designed this type of note for investors who want to protect their investment by receiving at least the principal amount of their investment at maturity and who also want to participate in a possible change in the value of the U.S. dollar relative to the EUR. At maturity, you will receive a payment equal to the sum of:

•                  the principal amount of the notes; and

•                  the Additional Amount, if any.

As a result, if you hold the notes until maturity, you will not receive less than the principal amount.

How will the Additional Amount be calculated?

The Additional Amount is a single U.S. dollar amount equal to (1) the principal amount of the notes multiplied by the product of the Participation Rate and the Currency Return, if the Currency Return is greater than zero or (2) zero, if the Currency Return is equal to or less than zero.

The Participation Rate is 145%.

The Currency Return is a quotient, the numerator of which is the difference of the Initial Reference Currency Rate minus the Settlement Rate and the denominator of which is the Initial Reference Currency Rate.

The Initial Reference Currency Rate is 1.5567.

The Settlement Rate is the Reference Exchange Rate on the Valuation Date, determined by the Calculation Agent in accordance with the Settlement Rate Option (as defined in “Description of the Notes” below), subject to the occurrence of a Disruption Event (as defined in “Description of the Notes” below).

The Valuation Date is June 27, 2011; provided that, upon the occurrence of a Disruption Event, the Valuation Date may be postponed (as described in “Description of the Notes” below).

The Reference Exchange Rate is the spot exchange rate for the EUR quoted against the U.S. dollar, expressed as the number of USD per one EUR.

For further information concerning the calculation of the Additional Amount, see “Description of the Notes” below.  You can review hypothetical Redemption Amount payment examples under “Description of the Notes—Hypothetical Redemption Amount Payment Examples” below.

How will I be able to find the Currency Return at any point in time?

You can obtain the Currency Return at any time by calling your Lehman Brothers sales representative.

You can review the historical performance of the USD relative to the EUR under “Historical Exchange Rates” below.

Are there any risks associated with my investment?

Yes, the notes will be subject to a number of risks. See “Risk Factors” beginning on page S-4 of the MTN prospectus supplement.

What about taxes?

We intend to treat the notes as contingent payment debt instruments as described under “Certain United States Federal Income Tax Consequences” below and “Supplemental United States Federal Income Tax Consequences—Contingent Payment Debt Instruments” in the MTN prospectus supplement.

What happens in the event of a Disruption Event?

If the Calculation Agent determines that a Disruption Event (as defined in “Description of the Notes” below) is in effect on the scheduled Valuation Date, the Calculation Agent will determine the Currency Return using the Settlement Rate on the immediately succeeding scheduled Valuation Business Day on which no Disruption Event occurs or is continuing;

provided however that if a Disruption Event has occurred or is continuing on each of the three scheduled Valuation Business Days following the scheduled Valuation Date, then (a) such third scheduled Valuation Business Day shall be deemed the Valuation Date; and (b) the Calculation Agent will determine the Settlement Rate on such day in accordance with the Fallback Rate Observation Methodology, as defined under “Description of the Notes—Currency-Indexed Notes” in the MTN prospectus supplement.

Who is Lehman Brothers Holdings?

Lehman Brothers Holdings Inc. and its subsidiaries (collectively “Lehman Brothers Holdings”) an innovator in global finance, serves the financial needs of corporations, governments and municipalities, institutional clients and high-net-worth clients worldwide. Lehman Brothers Holdings’ worldwide headquarters in New York and regional headquarters in London and Tokyo are complemented by offices in additional locations in North America, Europe, the Middle East, Latin America and the Asia Pacific region. See “Prospectus Summary – Lehman Brothers Holdings Inc.” and “Where You Can Find More Information” on pages 1 and 58, respectively, of the base prospectus.

Lehman Brothers Holdings Inc. is rated A1 by Moody’s, A by Standard & Poor’s and A+ by Fitch. A credit rating reflects the creditworthiness of Lehman Brothers Holdings Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

You may request a copy of any document Lehman Brothers Holdings files with the Securities and Exchange Commission, or the SEC, pursuant to the Securities and Exchange Act of 1934, at no cost, by writing or telephoning Lehman Brothers Holdings at the address set forth under the caption “Where You Can Find More Information” in the base prospectus.

What is the role of Lehman Brothers Inc.?

Lehman Brothers Inc., one of our subsidiaries, will be the agent and the calculation agent for purposes of determining whether the Additional Amount is payable on the Maturity Date as well as determining whether a Disruption Event has occurred.  Potential conflicts of interest may exist between Lehman Brothers Inc. and you as a beneficial owner of the notes. See “Risk Factors—An affiliate of ours may act as calculation agent on the notes, creating a potential conflict of interest between you and us” in the MTN prospectus supplement and “Description of the Notes” below.

Can you tell me more about the effect of hedging activity by Lehman Brothers Holdings?

We expect to hedge our obligations under the notes through one or more of our affiliates. This hedging activity will likely involve trading in the EUR or in other instruments, such as options, swaps or futures, based on the EUR. This hedging activity could adversely affect the price at which your notes will trade in the secondary market. Moreover, this hedging activity may result in us or our affiliates receiving a profit, even if the market value of the notes declines.

In what form will the notes be issued?

The notes of each series will be represented by one or more global securities that will be deposited with and registered in the name of The Depository Trust Company or its nominee. Except in very limited circumstances you will not receive a certificate for your notes.

Will the notes be listed on a stock exchange?

No, the notes will not be listed on a stock exchange.

After the initial offering of the notes, Lehman Brothers Inc. intends to make a market in the notes and may stabilize or maintain the market price of the notes during the initial distribution of the notes.  However, Lehman Brothers Inc. will not be obligated to engage in any of these market activities or to continue them once they are begun. No assurance can be given as to the liquidity of the trading market for the notes.

RISK FACTORS

An investment in the notes entails certain risks not associated with an investment in conventional floating rate or fixed rate medium-term notes. See “Risk Factors” generally, and “Risk Factors—Risks Relating to Currency-Indexed Notes” specifically, in the MTN prospectus supplement.

DESCRIPTION OF THE NOTES

The U.S.$232,000 aggregate principal amount of FX-Linked Notes Due June 30, 2011 offered hereby are Medium-Term Notes, Series I, of Lehman Brothers Holdings Inc.  The CUSIP number for the notes is 5252M0GC5 and the ISIN number is US5252M0GC51. The notes will be issued in book-entry form only, and will be eligible for transfer through the facilities of DTC or any successor depository. See “Book-Entry Procedures and Settlement” in the base prospectus.

The notes will be issued in minimum denominations of U.S.$1,000 and in integral multiples of U.S.$1,000 in excess thereof, and will have a stated “Maturity Date” of June 30, 2011 or if such day is not a New York business day, the next succeeding New York business day.

The notes allow you to hold a long position in the U.S. dollar relative to the Euro (EUR).

If held to the Maturity Date, holders of the notes will receive on the Maturity Date a single payment in U.S. dollars in an amount equal to the Redemption Amount as described below. No interest will accrue during the term of the notes and no interest will be payable on the Maturity Date except in the event that the Redemption Amount is not paid when due, as described below.

The “Reference Exchange Rate” is the spot exchange rates for the EUR quoted against the U.S. dollar, expressed as the number of USD per one EUR.

The “Settlement Rate” is the Reference Exchange Rate on the Valuation Date, determined by the Calculation Agent in accordance with the Settlement Rate Option (subject to the occurrence of a Disruption Event).

The “Participation Rate” is 145%.

The “Redemption Amount” for each note will be an amount equal to the sum of the principal amount of each note plus the Additional Amount, if any.  The Additional Amount is linked to the Currency Return, which in turn is based on whether the USD has appreciated or depreciated, in aggregate, relative to the EUR on the Valuation Date. Holders of the notes will receive on the Maturity Date an amount equal to not less than the principal amount of each note.

The “Additional Amount” is a single U.S. dollar amount equal to (1) the principal amount of the notes multiplied by the product of the Participation Rate and the Currency Return, if the Currency Return is greater than zero or (2) zero, if the Currency Return is equal to or less than zero.

The “Currency Return” is a quotient, the numerator of which is the difference of the Initial Reference Currency Rate minus the Settlement Rate and the denominator of which is the Initial Reference Currency Rate.

The “Initial Reference Currency Rate” is 1.5567, which is the Reference Exchange Rate on the Trade Date, determined in accordance with the Settlement Rate Option.

The “Valuation Date” is June 27, 2011; provided that, upon the occurrence of a Disruption Event, the Valuation Date may be postponed (as described below).

The “Trade Date” is the date hereof.

The “Issue Date” is June 30, 2008.

The “Settlement Rate Option” is the USD/EUR official fixing rate, expressed as the amount of USD per one EUR, for settlement in two London business days reported by the WM Company, which appears on Reuters page EURUSDFIXM=WM immediately under the caption “Bid/Ask” at approximately 4:00 p.m., London time, on the relevant day.

The “Valuation Business Day” is London.

The “Business Day” is New York.

For further information concerning the Settlement Rate Option and Valuation Business Day, see “Description of the Notes—Currency-Indexed Notes” in, and Appendix A to, the MTN prospectus supplement.

If a Disruption Event is in effect on the scheduled Valuation Date, the Calculation Agent will determine the Currency Return using the Settlement Rate on the immediately succeeding scheduled Valuation Business Day on which no Disruption Event occurs or is continuing;

provided however that if a Disruption Event has occurred or is continuing on each of the three scheduled Valuation Business Days following the scheduled Valuation Date, then (a) such third scheduled Valuation Business Day shall be deemed the Valuation Date; and (b) the Calculation Agent will determine the Settlement Rate on such day in accordance with the Fallback Rate Observation Methodology, as defined under “Description of the Notes—Currency-Indexed Notes” in the MTN prospectus supplement.

A “Disruption Event” means any of the following events as determined in good faith by the Calculation Agent:

(A)  the occurrence and/or existence of an event on any day that has the effect of preventing or making impossible the conversion of the EUR into USD through customary legal channels;

(B)   the occurrence of any event causing the Reference Exchange Rate to be split into dual or multiple currency exchange rates; or

(C)   the Settlement Rate being unavailable, or the occurrence of an event that generally makes it impossible to obtain the Settlement Rate, on the Valuation Date.

For purposes of the above, “scheduled Valuation Business Day” means a day that is or, in the judgment of the Calculation Agent, should have been, a Valuation Business Day.

The notes are not subject to redemption at our option or to repayment at the option of the Holders of the notes prior to the Maturity Date.

In case an event of default (as described in the base prospectus) with respect to any note shall have occurred and be continuing, the amount that may be declared due and payable upon any acceleration of the notes will be determined by the Calculation Agent for the period from and including the Issue Date to but excluding the date of early repayment and will equal, for each note, the Redemption Amount, calculated as though the date of early repayment were the Maturity Date. If a bankruptcy proceeding is commenced in respect of Lehman Brothers Holdings, the claim of the beneficial owner of a note for the period from and including the Issue Date to but excluding the date of early repayment will be capped at the Redemption Amount, calculated as though the date of the commencement of the proceeding were the Maturity Date.

Any overdue payment in respect of any note will bear interest until the date upon which all sums due in respect of such note are received by or on behalf of the relevant Holder, at the rate per annum that is the rate for deposits in U.S. dollars for a period of six months that appears on the Reuters Screen LIBOR page as of 11:00 a.m. (London time) on the first London business day following such failure to pay. Such rate will be determined by the Calculation Agent.  If interest in respect of overdue amounts is calculated for a period of less than one year, it will be calculated on the basis of a 360-day year consisting of 12 months of 30 days each, and, in the case of an incomplete month, the number of days elapsed.

The “Calculation Agent” means Lehman Brothers Inc.

Historical Exchange Rates

General

The notes allow you to hold a long position in the U.S. dollar relative to the EUR.

Historical Data on the EUR

The following chart shows the spot exchange rates for the EUR relative to the USD at the end of each week in the period from the week ending June 19, 2005, through the week ending June 22, 2008 and the Trade Date, using historical data obtained from Reuters; neither Lehman Brothers Inc. nor Lehman Brothers Holdings Inc. makes any representation or warranty as to the accuracy or completeness of this data.  The spot exchange rates presented in the following chart are expressed as the amount of EUR per USD to show the appreciation or depreciation, as the case may be, of the USD relative to the EUR (and are the inverse of the spot exchange rate used to calculate the Currency Return, which are expressed as the amount of USD per EUR).  The historical data on the EUR relative to the USD is not necessarily indicative of its future performance, the Currency Return or what the value of the notes may be. Fluctuations in exchange rates make it difficult to predict whether the Additional Amount will be payable at maturity, or what that Additional Amount, if any, may be.  Historical exchange rate fluctuations may be greater or lesser than those experienced by the holders of the notes.

Hypothetical Redemption Amount Payment Examples

The following payment examples for this note show scenarios for the Redemption Amount payable at maturity of the notes, including scenarios for the Additional Amounts payable if the Currency Return is greater than, less than or equal to zero, based on the Participation Rate (145%) and the Initial Reference Currency Rate (each of which was determined on the Trade Date), as well hypothetical values for the Settlement Rate (which will be determined on the Valuation Date), and the resulting Currency Return.

The Settlement Rate values have been chosen arbitrarily for the purpose of these examples, are not associated with Lehman Brothers Research forecasts for EUR/USD exchange rates and should not be taken as indicative of the future performance of the EUR/USD exchange rate.

Example 1:            The USD appreciates relative to the EUR, from an Initial Reference Currency Rate of 1.5567 to a Settlement Rate of 1.4010, resulting in a Currency Return of 0.10 (10%).  Because the Currency Return is greater than zero, the Additional Amount is equal to 14.5%, and the Redemption Amount is equal to 114.5%, times the principal amount of the notes.

The Currency Return is 0.10 (10%), calculated as follows:

(1.5567 – 1.4010)/1.5567 = 0.10

Because the Currency Return is 0.10, which is greater than zero, the Redemption Amount payable at maturity is equal to $1,145 per $1,000 note (reflecting an Additional Amount of $145 per note), calculated as follows:

$1000 + ($1000 × 145% × 10%) = $1,145

Example 2:            The USD depreciates relative to the EUR, from an Initial Reference Currency Rate of 1.5567 to a Settlement Rate of 1.6345, resulting in a Currency Return of –0.05 (5%).  Because the Currency Return is less than zero, the Additional Amount is equal to 0%, and the Redemption Amount is equal to 100%, times the principal amount of the notes.

The Currency Return is –0.05 (–5.0%), calculated as follows:

(1.5567 – 1.6345)/1.5567 = –0.05

Because the Currency Return is –0.05, which is less than zero, the Redemption Amount payable at maturity is equal to $1,000 per $1,000 note (reflecting an Additional Amount of $0 per note), the repayment of principal invested, with no additional return.

Example 3:            The USD neither appreciates nor depreciates relative to the EUR, resulting in a Currency Return of zero.  Because the Currency Return is equal to zero, the Additional Amount is equal to 0%, and the Redemption Amount is equal to 100%, times the principal amount of the notes.

The Currency Return is zero, calculated as follows:

(1.5567 – 1.5567)/1.5567 = 0

Because the Currency Return is zero, the Redemption Amount payable at maturity is equal to $1,000 per $1,000 note (reflecting an Additional Amount of $0 per note), the repayment of principal invested, with no additional return.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

We intend to treat the notes as contingent payment debt instruments, as described under “Supplemental United States Federal Income Tax Consequences—Contingent Payment Debt Instruments” in the MTN prospectus supplement.

We have determined that the comparable yield will be an annual rate of 6.03%, compounded semi-annually. You can obtain the projected payment schedule by submitting a written request to Lehman Brothers Holdings Inc. at the following address:

Controller’s Office

Lehman Brothers Holdings Inc.

745 Seventh Avenue

New York, New York 10019

(212) 526-7000

SUPPLEMENTAL PLAN OF DISTRIBUTION

We have agreed to sell to Lehman Brothers Inc. (the “Agent”), and the Agent has agreed to purchase from us, the principal amount of the notes at the price specified on the cover of this pricing supplement. The Agent is committed to take and pay for all of the notes, if any are taken.

The Agent proposes to offer the notes initially at a public offering price equal to the public offering price on the cover of this pricing supplement and to certain dealers at a discount not to exceed 3.00%. After the initial public offering, the public offering price and the selling terms may from time to time be varied by the Agent.

It is expected that delivery of the Notes will be made against payment therefor three business days following the date of this pricing supplement. Trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the securities on any day prior to the third business day before the Issue Date will be required to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement.

If the notes are sold in a market-making transaction after their initial sale, information about the purchase price and the date of the sale will be provided in a separate confirmation of sale.

U.S.$232,000

LEHMAN BROTHERS HOLDINGS INC.

MEDIUM-TERM NOTES, SERIES I

FX-LINKED NOTES

DUE JUNE 30, 2011

PRICING SUPPLEMENT

JUNE 25, 2008

(INCLUDING PROSPECTUS SUPPLEMENT
DATED MAY 30, 2006 AND

PROSPECTUS

DATED MAY 30, 2006)

LEHMAN BROTHERS